Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Berkeley Lights, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-239987) on Form S-8 of Berkeley Lights, Inc. and subsidiaries of our report dated March 12, 2021, with respect to the consolidated balance sheets of Berkeley Lights, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Berkeley Lights, Inc. and subsidiaries.

Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of FASB Accounting Standards Update 2016-02, Leases (Topic 842).

/s/ KPMG LLP

San Francisco, California
March 12, 2021